SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon |  12 January 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc of a change in the composition of such entity’s qualified shareholding in PT, as described below. Nonetheless, such qualified holding remained within the same percentage threshold range of reportable interests as was previously disclosed.

As informed by Barclays Plc, the change in the composition of the qualified holding resulted from Barclays Capital Securities Ltd’s disposal, on 5 January 2011, of 8,875,000 PT shares, and acquisition, on the same date, of two financial instruments by way of forward contracts which represented 8,875,000 PT shares.

It was further communicated that, as a result of the above transactions, Barclays Capital Securities Ltd holds two forward contracts: (i) one forward contract with an expiration date of 31 March 2011, in respect of 4,145,000 PT ordinary shares, representing 0.46% of the share capital and voting rights; and (ii) another forward contract with an expiration date of 6 April 2011, in respect of 4,730,000 PT ordinary shares, representing 0.53% of the share capital and voting rights.  The total holding attributable to Barclays Plc is of 21,479,305 ordinary shares representing 2.40% of PT’s share capital and corresponding voting rights.

Finally, PT was informed that such holding is attributed to Barclays Plc through the following entities:

•                                         Barclays Bank Plc: 16,281 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•                                         Barclays Bank Plc (France): 1,523 ordinary shares representing 0.0002% of the share capital and voting rights in PT;

•                                         Palamino: 26,609 ordinary shares representing 0.003% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 15,197 ordinary shares representing 0.002% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities’ Limited: 21,174,685 ordinary shares (corresponding to 11,930,984 ordinary shares held and 9,243,701 ordinary shares via financial instruments), representing 2.36% of the share capital and voting rights in PT;

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 245,010 ordinary shares representing 0.03% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of paragraph c) of article 1 and number 2 of article 2 of the CMVM Regulation no. 5/2008, following a communication received from Barclays Plc, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.